Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

October 17, 2011

VIA EDGAR AND EMAIL

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

        Re:
        Groupon, Inc.
        Registration Statement on Form S-1 Filed on June 2, 2011
        Amendment No. 1 Filed on July 14, 2011
        Amendment No. 2 Filed on August 10, 2011
        Amendment No. 3 Filed on September 23, 2011
        Amendment No. 4 Filed on October 7, 2011
        File No. 333-174661

Dear Mr. Spirgel:

        On behalf of Groupon, Inc. (the "Company"), set forth below are the responses of the Company to certain comments of the Staff raised during (i) a telephone call on October 7, 2011, among the Staff, representatives of the Company, Ernst & Young LLP, the Company's independent auditors, and Winston & Strawn LLP, the Company's outside legal counsel, and (ii) a telephone call on October 14, 2011, among the Staff, representatives of the Company, Ernst & Young LLP and Winston & Strawn LLP, relating to the Registration Statement on Form S-1 (Registration No. 333-174661) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on June 2, 2011, as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on July 14, 2011, as amended by Amendment No. 2 to the Registration Statement, filed with the Commission on August 10, 2011, as amended by Amendment No. 3 to the Registration Statement, filed with the Commission on September 23, 2011, and as amended by Amendment No. 4 to the Registration Statement, filed with the Commission on October 7, 2011. For convenience of reference, the comments made by the Staff during the telephone calls have been reproduced in italicized type herein.

1.     Cost of Revenue—Marketing Expenses

        Based on the Company's Response No. 14 in its letter to the Staff dated October 7, 2011, it appears that the Company has concluded that no marketing costs or expenses are incurred in connection with the fulfillment of its obligations to merchants. If that is the case, please provide the basis for such conclusion and revise footnote 3 to the Company's financial statements to include an express statement to that effect.

Response

        The Staff's observation is correct. The Company will revise its significant accounting policy relating to Marketing to clarify that no costs included in marketing expense are incurred in connection with the fulfillment of the Company's obligations to merchants as follows:

  "Marketing expense consists primarily of online marketing costs, such as sponsored search, advertising on social networking sites, email marketing campaigns, loyalty programs, affiliate programs, and to a lesser extent, offline marketing costs such as television, radio and print advertising. Marketing payroll costs, including related stock-based compensation expense, are also classified as marketing expense. The Company records these costs in marketing expense on the consolidated statements of operations when incurred. No costs included in marketing expense are incurred in connection with the fulfillment of the Company's obligations to its merchants."

        The Company supplementally advises the Staff that such expenses are incurred to acquire subscribers, promote the Company's brand and otherwise drive traffic to the Company's website. In this regard, the Company notes that no costs classified as marketing expenses are required to be incurred by the Company pursuant to the Groupon Merchant Agreement.

2.     Cost of Revenue

        The Staff does not agree that the accounting literature cited in the Company's October 7, 2011 letter to the Staff provides a basis for the Company to elect to classify as SG&A certain expenses that could otherwise be characterized as Cost of revenue. Please reconsider the appropriate classification of the expenses noted. Please also clarify the nature of the "technology" expenses noted in your response.

Response

        The Company will reclassify the following from SG&A to Cost of revenue in order to reflect costs incurred to fulfill the Company's obligations to the merchant within Cost of revenue:

  •
  Technology staffing—The portion of technology payroll related to the Company's infrastructure personnel, including related stock-based compensation expense, as these personnel are responsible for operating and maintaining the existing website.

  •
  Editorial—All editorial payroll, including related stock-based compensation expense, as editorial staff time is spent writing about the daily deal to support its promotion.

  •
  Website hosting—Costs incurred to host the website, which displays the daily deal.

  •
  Email distribution—Costs incurred to send emails to subscribers with the daily deal.

        A breakdown of the costs to be reclassified from SG&A to Cost of revenue for the years ended December 31, 2008, 2009 and 2010 and the nine months ended September 30, 2010 and 2011 is as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
Technology staffing	37	49	671	335	2,264
Editorial	45	175	6,024	2,687	27,690
Website hosting	—	—	932	441	7,524
Email distribution	—	137	2,618	1,048	11,282
Stock-based compensation (technology staffing and editorial)	—	—	157	53	3,842

Total	82	361	10,402	4,564	52,602

        Technology staffing costs include certain payroll and payroll-related costs, as noted above. Other technology costs to be included in Cost of revenue are those costs related to website hosting and email distribution. All other system maintenance costs, including software subscription and licensing fees and miscellaneous technology costs, are deemed overhead and included in SG&A.

        In connection with revising the costs included in Cost of revenue and SG&A, the Company will revise its significant accounting policy with respect to Cost of revenue as follows:

  "Cost of revenue is composed of direct and indirect costs incurred to generate revenue, including costs related to credit card processing fees, refunds provided to customers under the Groupon Promise, certain technology costs, editorial costs and other processing fees. Credit card and other processing fees are expensed as incurred. At the time of sale, the Company records a liability for estimated costs to provide refunds under the Groupon Promise based upon historical experience. Technology costs in Cost of revenue consist of payroll and stock-based compensation expense related to the Company's technology support personnel who are responsible for operating and maintaining the infrastructure of the Company's existing website. Such technology costs also include website hosting and email distribution costs. Editorial costs consist of the payroll and stock-based compensation expense related to the Company's editorial personnel, as such staff is primarily dedicated to drafting and promoting merchant deals."

        The Company also will revise its significant accounting policy with respect to SG&A as follows:

  "Selling expenses reported within Selling, general and administrative on the consolidated statements of operations consist of payroll and sales commissions for inside and outside sales representatives as well as costs associated with supporting the sales function such as technology, telecommunications and travel.

  General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal, and human relations, among others. Additional costs included in general and administrative include subscriber service and operations, amortization and depreciation expense, rent, professional fees and litigation costs, travel and entertainment, stock compensation expense, charitable contributions, recruiting, office supplies, maintenance and other general corporate costs."

        In addition, the Company will add the following discussion to its restatement footnote in its financial statements as of and for the years ended December 31, 2008, 2009 and 2010 and as of and for the nine months ended September 30, 2011:

  "Technology costs and editorial costs have been reclassified to Cost of revenue from Selling, general and administrative for all periods presented."

3.     Cost of Revenue—Clarification of Customer Service Expenses

        Please consider whether "customer service" expenses should be included in Cost of revenue.

Response

        The Company has evaluated the customer service expenses noted by the Staff and believes such expenses are more appropriately characterized as "subscriber service expenses" as they do not relate to merchants and are not limited to individuals who have purchased Groupons. Subscriber services address a wide range of questions about the Company from general inquiries about how to access and use the Company's website to specific transaction-related questions and specific complaints or issues arising post-transaction. Notably, the subscriber service is not required under the Groupon Merchant Agreement. Thus, given that these costs are typically not incurred at the time of the original transaction, can be general in nature, and relate primarily to establishing and maintaining goodwill with the Company generally, the Company continues to classify these costs in SG&A.

4.     Revenue Recognition

        The Staff notes that the Company's policy relating to revenue recognition on page F-12 states that after the Company has recognized revenue with respect to a particular transaction, "the Company's primary obligation to the merchant ... [is] an administrative function and not ... an additional deliverable in the arrangement." If that is the case, the policy should be revised to clarify that post-revenue recognition, any remaining obligations to the merchants are inconsequential or perfunctory. In addition, provide the Staff with the Company's basis for such conclusion.

Response

        As noted in the Company's accounting policy, the revenue recognition criteria are met when the number of customers who purchase the daily deal exceeds the predetermined threshold, the Groupon has been electronically delivered to the purchaser and a real-time listing of Groupons sold has been made available to the merchant. After such time, the Company's remaining obligations to its merchants are limited to making a listing of purchasers available to the merchant and remitting payment to the merchant (collectively the "Remaining Deliverables").

        CON 5 paragraph 83(B) states "revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues." In SAB Topic 13, the Staff stated that even if a vendor has not yet completed all activities related to a delivered item, delivery may be deemed to have occurred and revenue for that item recognized (assuming all other recognition criteria have been met for the delivered item) if the vendor's remaining obligation(s) are inconsequential or perfunctory. SAB Topic 13 contains very specific criteria (all of which must be met) for an element to be considered inconsequential or perfunctory. The Company has evaluated its Remaining Deliverables in accordance with the criteria in SAB Topic 13 to determine if the Company's Remaining Deliverables are inconsequential or perfunctory.

        In accordance with SAB Topic 13, if either of the two following conditions exists, a remaining obligation is not inconsequential or perfunctory:

1.
The remaining undelivered item or service is essential to the functionality of the delivered products; or

2.
Failure to complete the remaining obligations would result in the customer receiving a full refund, a partial refund, a rejection, or a right to refund or reject the products that have been delivered to date.

        The Company has concluded that neither of these conditions exists with respect to the Remaining Deliverables. As for the first condition, the Company determined that making a listing of purchasers available to the merchant and remitting payment to the merchant are not essential to the functionality of the delivered products. The items essential to the functionality of the delivered products are delivery of the Groupon to the purchaser and the real-time listing of Groupons sold to the merchant. As a result, the Groupon can be used by the purchaser and redeemed by the merchant without the Remaining Deliverables.

        With respect to the second condition, the failure to provide the Remaining Deliverables would not result in the merchant receiving a full refund, a partial refund, a rejection, or a right to refund or reject the products that have been delivered to date. Once the Company has electronically delivered the Groupon to the purchaser and made a real-time list of Groupons sold available to the merchant, it has fulfilled its contractual obligations. The listing of purchasers is made available on the Company's website, but the Company is under no obligation to retain it there for any period of time under the Groupon Merchant Agreement. Furthermore, not providing the Remaining Deliverables does not impact the amount of arrangement consideration that the merchant will receive.

        In addition to the two determinative conditions discussed above, SAB Topic 13 provides other factors, which are not all inclusive, that may indicate remaining performance obligations are substantive, and not inconsequential or perfunctory. SAB Topic 13 further provides factors that suggest that a remaining performance obligation is inconsequential or perfunctory. The Company reviewed the factors outlined in SAB Topic 13 and concluded that the Remaining Deliverables are inconsequential or perfunctory primarily because the Remaining Deliverables are not essential to the functionality of the product, the cost of completing the remaining obligations is insignificant to the total cost of the arrangement, the timeframe to complete the remaining obligations is short relative to when the product is delivered and the timing of payment of a portion of the sales price does not coincide with the Remaining Deliverables being provided.

        In addition to evaluating its remaining performance obligations in the arrangements with merchants to determine if the Remaining Deliverables are inconsequential or perfunctory, the Company also considered the merchant's point of view. The Company believes the merchant views electronically delivering the Groupon to the purchaser and making a real-time list of Groupons sold available to the merchant as the most valuable items provided in the arrangement and thus the Remaining Deliverables as inconsequential and perfunctory.

        Based on its consideration and evaluation of the criteria in SAB Topic 13 as well as the merchant's point of view, the Company concluded the Remaining Deliverables are inconsequential and perfunctory. Accordingly, the Company will revise its revenue recognition policy to include the following language:

        "At that time, the Company's obligations to the merchant, for which it is serving as an agent, are substantially complete. The Company's remaining obligations, which are limited to making a listing of purchasers available to the merchant and remitting payment to the merchant, are inconsequential or perfunctory."

5.     Classification of Marketing Related Payroll Costs

        The Company's policy with respect to SG&A is to include in such item payroll expenses relating to "marketing," among other corporate and administrative functions. The Company should consider whether such payroll costs, including any related stock-based compensation expense, would be more appropriately classified as marketing expense.

Response

        The Company will reclassify payroll costs relating to marketing, as well as the related stock-based compensation expense, from SG&A to marketing in its statements of operations and revise the "marketing" accounting policy included in footnote 3 of its financial statements as indicated in Response No. 1.

6.     Summary Financial Information of Subsidiaries

        Please consider whether the Company's investment in, or the operations of, E-Commerce King Limited require disclosure of summary financial information pursuant to Item 4-08(g) of Regulation S-X.

Response

        The Company evaluated whether its investment in, or the operations of, E-Commerce King Limited ("E-Commerce") require disclosure of summary financial information pursuant to Item 4-08(g) of Regulation S-X. Based on its evaluation, the Company concluded that E-Commerce is a "significant subsidiary" pursuant to Item 1-02(w) of Regulation S-X, as the Company's investment in E-Commerce ($44.1 million) exceeded 10% of the consolidated assets of the Company and its subsidiaries ($381.6 million) as of December 31, 2010 (the end of the Company's most recently completed fiscal year). Accordingly, the Company will reflect in footnotes to its interim financial statements summary financial information of E-Commerce as of and for the nine months ended September 30, 2011.

*                   *                   *

        If you have any questions regarding any of the responses in this letter, please call me at (312) 558-5979.

Respectfully submitted,
/s/ STEVEN J. GAVIN
Steven J. Gavin
cc:	Andrew D. Mason David R. Schellhase Matthew F. Bergmann